August 26, 2005
VIA EDGAR TRANSMISSION Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Grupo Radio Centro, S.A. de C.V.
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004
(File No. 1-12090)

Dear Mr. Spirgel:

               By letter dated August 12, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on the annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed on June 29, 2005 by Grupo Radio Centro, S.A. de C.V. (“GRC”). GRC is submitting herewith via EDGAR responses to the Staff’s additional comments.

               For convenience, we have reproduced below the Staff’s additional comments and have provided GRC’s responses immediately below the comments.

1.	We note your response to comment 2. Since on March 31, 2005 you obtained a waiver of non-compliance with the covenants of the loan agreement only through December 31, 2005, it appears to us that in accordance with SFAS 78 and EITF 86-30, you should classify the full amount of the outstanding loan balance as a current liability as of December 31, 2004. Revise or advise.

Per our telephone conversation with the Staff on Thursday, August 25, 2005, we note the Staff’s decision to no longer pursue this comment.

Larry Spirgel, p. 2

2.	We note your response to our comments 3 and 4. We note that your General Director reviews GRC’s financial information on a consolidated basis for purposes of making operating decisions and assessing financial performance. Addressing paragraph 12 of SFAS 131, tell us how you determined who is your CODM. In addition, provide us with the financial information that your chief operating decision maker uses to allocate resources and assess performance.

The Chief Operating Decision Maker of GRC is Mr. Carlos Aguirre, GRC’s General Director. As General Director and principal shareholder, Mr. Aquirre manages the daily operations of GRC using monthly consolidated financial information.

As mentioned on page 12 of GRC’s 20-F, GRC’s principal activities are the production and broadcasting of musical, news, interview and special event programs. Revenues are derived principally from the sale of advertising spots to advertising agencies and companies throughout Mexico. GRC owns or operates 14 radio stations, 11 of which are in Mexico City, as a portfolio. The operation of the stations combines a constant analysis of markets and programming innovations as well as continual investment in state of the art technology and personnel to produce popular high quality programming directed at all demographic groups.

GRC’s strategy is to optimize the earnings from its operations and the sale of air time by maintaining its leadership position in the radio markets, particularly in Mexico City.

GRC is focused on maintaining its market leadership by offering its customers a portfolio of radio stations that provide a wide range of programming options (Spanish Language— Contemporary Music, Spanish Language—Classics, English Language—Music, English Language—Contemporary Music, English Language—Classic Rock, News, etc.) and the highest audience ratings, and that reach the widest range of demographic markets. By sustaining a solid presence in the principal programming formats, management believes that it can maintain its market share in the radio broadcasting markets.

Key information used to manage the operation of each radio station consists of revenue, advertising minutes and market participation. However, costs are not allocated to each radio station, and there is no measure of profit or loss by radio station.

Because GRC’s Chief Operating Decision Maker does not have a measure of profit or loss by radio station, he does not have enough information to assess the performance or make resource allocation decisions regarding each individual radio station. Therefore, for segment reporting purposes, GRC has concluded that it has only one reporting segment— radio transmission—and only one operating segment—GRC’s portfolio of radio stations (as required by paragraph 10 of SFAS 131).

Larry Spirgel, p. 3

For impairment evaluation purposes, GRC has concluded that (i) since it has only one operating segment, it has only one reporting unit (as defined by paragraph 30 of SFAS 142) and (ii) the operating segment does not have any components because GRC does not maintain discrete financial information for its radio stations.

* * * *

Larry Spirgel, p. 4

               If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (011) 52 55 5728 4881 or our outside counsel, Marianne C. Fiorelli or Gerald P. Neugebauer III of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000 with respect to disclosure issues, or our auditors Carlos Ancira of BDO Seidman, LLP at (713) 986-3145 or Bernardo Soto Peñafiel of BDO Hernández, Marrón y Cia., S.C. at (011) 52 55 5901 3946 with respect to accounting issues.

Very truly yours, /s/ Pedro Beltrán Nasr Name: Pedro Beltrán Nasr Title: Chief Financial Officer

cc:	Al Rodriguez Carlos Pacho
Securities and Exchange Commission

Carlos Aguirre Gómez
Alfredo Azpeitia
Javier Aranda
Rodolfo Nava Caballero
         Grupo Radio Centro, S.A. de C.V.

Bernardo Soto Peñafiel
          BDO Hernández, Marrón y Cia., S.C.

Carlos Ancira
          BDO Seidman, LLP

Leslie N. Silverman
Marianne C Fiorelli
Sandra Galvis
Gerald P. Neugebauer III
Cleary Gottlieb Steen & Hamilton LLP